

May 25, 2012

<u>Via E-Mail</u>
Luke Lalonde, Chief Executive Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, NY 12955

> **Re: SuperDirectories, Inc.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed May 24, 2012**
> **File No. 000-51533**

Dear Mr. Lalonde:

We have limited our review of your filing and your response letter dated May 24, 2012 to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

<u>General</u>

1.   We note that your board authorized, and a majority shareholder approved, a change in domicile and that you reincorporated from Delaware to Wyoming on July 25, 2010. Your definitive information statement filed on November 16, 2011 indicates that the change was effected on August 12, 2010 by written consent of your majority stockholder, Luke LaLonde. Your subsequent periodic reports and public filings indicate you are a Wyoming corporation. In light of the requirement of Section 266(b) of the Delaware General Corporation Law that Delaware corporations must receive unanimous stockholder approval to convert to another jurisdiction, please provide us with a legal analysis as to whether your change in domicile transaction was in compliance with Delaware law. Based on your legal analysis, please tell us whether you are now a Delaware or Wyoming corporation. To the extent necessary, please clarify whether the written consent by your majority stockholder to effectuate the reverse split is appropriate

pursuant to the relevant state law and revise your preliminary information statement as necessary.

<u>Security Ownership of Certain Beneficial Owners of SuperDirectories, Inc., page 5</u>

2. Please revise your beneficial ownership table to disclose the natural persons with sole or shared voting and/or investment power over the shares held by Fordee CA Trust and Market Awareness Corp.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
        Tal L. Kapelner